UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 6)

NEWMARKET CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

651587 10 7

(CUSIP Number)

Bruce C. Gottwald

330 South Fourth Street

Richmond, Virginia 23219

Telephone No. 804-788-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

David W. Robertson, Esq.

McGuireWoods LLP

One James Center

901 East Cary Street

Richmond, Virginia 23219

July 1, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 651587 10 7	SCHEDULE 13D	PAGE 2 OF 4

1	NAMES OF REPORTING PERSONS. Bruce C. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,295,305
	8	SHARED VOTING POWER 48,431
	9	SOLE DISPOSITIVE POWER 1,295,305
	10	SHARED DISPOSITIVE POWER 48,431
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,343,736
12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☒

An aggregate of 629,760 shares owned by three separate trusts of which each of the Reporting Person’s adult sons and his wife are the co-trustees; and an aggregate of 1,271,123 shares owned by the Reporting Person’s adult sons (including shares as to which the adult sons have shared voting and dispositive power)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.62%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 651587 10 7	SCHEDULE 13D	PAGE 3 OF 4

Amendment No. 6 amends and supplements the statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2006 by Bruce C. Gottwald (“Mr. Gottwald”), as previously amended by Amendment No. 1 thereto filed with the SEC on August 18, 2006, by Amendment No. 2 thereto filed with the SEC on February 16, 2007, by Amendment No. 3 thereto filed with the SEC on May 27, 2008 by Amendment No. 4 thereto filed with the SEC on August 27, 2008, and by Amendment No. 5 thereto filed with the SEC on July 8, 2010 with respect to shares of common stock, without par value (the “Common Stock”), of NewMarket Corporation (the “Issuer”). The purpose for the filing of Amendment No. 6 is to update the reported beneficial ownership of the Issuer’s Common Stock by Mr. Gottwald.

Item 5.	Interest in Securities of the Issuer.

(a)	1,343,736 shares of Common Stock of the Issuer are owned beneficially by Mr. Gottwald, constituting 10.62% of such shares outstanding (based on a total of 12,656,190 shares outstanding as of June 30, 2014, such number having been provided to the Reporting Person by the Issuer).[1]

(b)	Number of shares as to which such persons have:

(i)	sole power to vote or to direct the vote—1,295,305

(ii)	shared power to vote or to direct the vote—48,431[2]

(iii)	sole power to dispose of or to direct the disposition of—1,295,305

(iv)	shared power to dispose of or to direct the disposition of 48,431[2]

[1]	This amount does not include an aggregate of 629,760 (4.98%) shares of the Issuer’s Common Stock beneficially owned by three separate trusts of which each of the adult sons of Bruce C. Gottwald and his wife are the co-trustees or an aggregate of 1,271,123 (10.04%) shares of the Issuer’s Common Stock beneficially owned by the adult sons of Bruce C. Gottwald. Bruce C. Gottwald and his adult sons have no agreement with respect to the acquisition, retention, disposition or voting of the Issuer’s Common Stock. The filing of this statement on Schedule 13D shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Exchange Act, Bruce C. Gottwald is the beneficial owner of the 48,431 shares described in Items 5(b)(ii) and (iv). See Item 5(d) below.
[2]	This amount includes 29,700 shares owned by a charitable foundation for which Bruce C. Gottwald serves as one of the directors and 18,731 shares owned by Mr. Gottwald’s wife. Bruce C. Gottwald disclaims any beneficial interest in any shares held in the foundation or held by his wife. Because Bruce C. Gottwald is a director of the Issuer, his son, Thomas E. Gottwald, is the Chief Executive Officer and a director of the Issuer and members of the Gottwald family are the largest shareholders of the Issuer, they may be deemed to be control persons of the Issuer and to have the capacity to control any such recommendation of management.

(c)	Mr. Gottwald acquired 127 shares on July 1, 2014 as a grant to non-employee directors of the Issuer under the Issuer’s 2014 Incentive Compensation and Stock Plan.

Additional non-employee director grants from the Issuer to Mr. Gottwald and gift transfers to family members from Mr. Gottwald and are as follows:

November 22, 2013 – gift distribution of 1,105 shares

July 1, 2013 – non-employee director grant of 114 shares

December 10, 2012 – gift distribution of 31,473 shares

July 2, 2012 – non-employee director grant of 138 shares

December 16, 2011 – gift distribution of 1,742 shares

July 1, 2011 – non-employee director grant of 117 shares

December 2, 2010 – gift distribution of 2,626 shares

CUSIP No. 651587 10 7	SCHEDULE 13D	PAGE 4 OF 4

The charitable foundation on which Mr. Gottwald serves as a director made a gift distribution of 16,610 shares on February 2, 2012 to another charitable foundation, and purchased 10,390 shares on September 24, 2012 and 2,700 shares on February 11, 2013.

On December 14, 2010, 301,827 shares beneficially owned by Mr. Gottwald as trustee of a grantor retained annuity trust for the benefit of Mr. Gottwald and his three adult children were transferred to Mr. Gottwald’s adult children in connection with the termination of the trust.

(d)	Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 48,431 shares described in Items 5(b)(ii) and (iv). However, none of such persons’ individual interest relates to more than 5% of the class of securities for which this Schedule is filed.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Power of Attorney for Bruce C. Gottwald (previously filed with Amendment No. 1 to this Schedule 13D).

SIGNATURES

After reasonably inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 15, 2014

/s/ M. Rudolph West
M. Rudolph West

Attorney-in-fact pursuant to a power of attorney filed as an exhibit hereto.